

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Andrew McDonald
Chief Executive Officer
LifeSci Acquisition Corp.
250 W. 55th St., #3401
New York, NY 10019

> **Re: LifeSci Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 8, 2020**
> **File No. 001-39244**

Dear Mr. McDonald:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc:　　Giovanni Caruso